

Mail Stop 4631

July 31, 2009

Via U.S. mail and facsimile

Mr. Steven F. Udvar-Hazy
Chairman of the Board and Chief Executive Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, CA 90067

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 001-31616**

Dear Mr. Udvar-Hazy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief